UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Proxy Statement

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors
				Doocheol Moon (Attendance rate: 100%)	Chunghae Kang (Attendance rate: 100%)	Jungsuk Oh (Attendance rate: 100%)	Beomjong Ha (Attendance rate: 100%)
1	2023.01.26	Report on Q4 2022 earnings results	Reported	—	—	—	—
		Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Approval of FY2022 Financial Statements	Approved	For	For	For	For
		Approval of FY2022 Annual Business Report	Approved	For	For	For	For
		Approval of business plan for 2023	Approved	For	For	For	For

2	2023.02.17	Approval of convocation of FY2022 Annual General Meeting of Shareholders and submission of FY2022 AGM agenda items	Approved	For	For	For	For
		Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Report on operation of compliance system	Reported	—	—	—	—
		Report on resolutions of Management Committee	Reported	—	—	—	—

Name of Outside Directors
	Date	Agenda	Remark	Doocheol Moon (Attendance rate: 100%)	Chunghae Kang (Attendance rate: 100%)	Jungsuk Oh (Attendance rate: 100%)	Sang Hee Park (Attendance rate: 100%)	Beomjong Ha (Attendance rate: 100%)
3	2023.03.21	Approval of chairperson of Board of Directors appointment	Approved	For	For	For	For	For
		Approval of Representative Director nomination	Approved	For	For	For	For	For
		Approval of member of Committees of the Board of Directors	Approved	For	For	For	For	For
		Approval of occupational safety and health plans	Approved	For	For	For	For	For
		Approval of provision of security on real property	Approved	For	For	For	For	For
		Approval of remuneration for directors	Approved	For	For	For	For	For

4	2023.03.27	Approval of provision of security on borrowing	Approved	For	For	For	For	—1)

5	2023.04.25	Report on Q1 2023 earnings results	Reported	—	—	—	—	—
		Approval of amendment to ESG Committee Regulations	Approved	For	For	For	For	For

6	2023.05.24	Report on HR issue	Reported	—	—	—	—	—
		Approval of the inauguration of the Corporate Culture Improvement Committee	Approved	For	For	For	For	For

7	2023.07.25	Report on Q2 2023 earnings results	Reported	—	—	—	—	—
		Report on resolutions of Management Committee	Reported	—	—	—	—	—
		Approval of P7 Rent	Approved	For	For	For	For	—1)

8	2023.10.24	Report on Q3 2023 earnings results	Reported	—	—	—	—	—

9	2023.11.22	Approval of limit on bond issuances for FY2024	Approved	For	For	For	For	For
		Approval of Related Party transaction	Approved	For	For	For	For	—1)
		Approval of transactions with major shareholders	Approved	For	For	For	For	—1)
		Approval of goods and services transactions with affiliates	Approved	For	For	For	For	—1)
		Approval of revision of HR Policy for executive director	Approved	For	For	For	For	For
		Approval of Policy for Recovery of Incentive Based Compensation	Approved	For	For	For	For	For
		Approval of executive director appointments	Approved	For	For	For	For	For
		Report on compensation of retired executive directors	Reported	—	—	—	—	—

10	2023.12.18	Approval of FY2024 Business Plan	Approved	For	For	For	For	For
		Approval of Paid-in Capital Increase	Approved	For	For	For	For	For
		Approval of Related Party’s Participation in Paid-in Capital Increase	Approved	For	For	For	For	—1)
		Approval of borrowings	Approved	For	For	For	For	For

1)	Mr. Beomjong Ha is a non-standing director whose voting rights as a director is subject to certain restrictions.

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

[Audit Committee]

	Date	Agenda	Remark
1	2023.01.26	Approval of evaluation of Head of Audit Committee Bureau	Approved
		Report on status of external audit	Reported
		Report on status of operation of internal accounting management system	Reported
		Report on Q4 2022 Financial Statements	Reported
		Report on FY2022 Financial Statements	Reported
		Report on internal audit	Reported
		Report on Audit Committee self-evaluation	Reported
		Report on FY2022 Annual Business Report	Reported

2	2023.02.17	Approval of status of operation of internal accounting management system	Approved
		Approval of evaluation of operation of internal monitoring system	Approved
		Approval of FY2022 Audit Report	Approved
		Approval of audit services of overseas subsidiaries by external auditor	Approved
		Report on review of AGM agenda and documents	Reported

3	2023.04.25	Report on status of external audit	Reported
		Report on Q1 2023 Financial Statements	Reported
		Report on post-evaluation of external audit	Reported
		Report on work of Audit Committee Bureau	Reported

4	2023.07.25	Report on status of external audit	Reported
		Report on Q2 2023 Financial Statements	Reported
		Report on work of Audit Committee Bureau	Reported

5	2023.10.24	Report on status of external audit	Reported
		Report on Q3 2023 Financial Statements	Reported
		Report on status of external auditor appointment	Reported
		Report on work of Audit Committee Bureau	Reported

6	2023.11.22	Approval of audit services by external auditor	Approved

[Outside Director Nomination Committee]

	Date	Agenda	Remark
1	2023.01.26	Appointment of the chairperson of the Outside Director Nomination Committee	Approved
		Report on candidates for new outside director	Reported

2	2023.02.17	Approval of recommendation of outside director candidates	Approved

[ESG Committee]

	Date	Agenda	Remark
1	2023.04.25	Plan for 2050 Carbon Neutrality Declaration	Approved
		Implementation of the Corporate Governance Charter and Guidelines	Approved
		ESG Report Publishing Plan	Reported

2	2023.10.24	Report on Compliance Key Risk Management System	Reported
		Report on the results of ESG Due Diligence and Evaluation	Reported

[Related Party Transaction Committee]

	Date	Agenda	Remark
1	2023.03.23	Approval of borrowings of funds and provision of security	Approved
		Approval of evaluation and risk of Related Party transaction	Approved

2	2023.07.21	Approval of P7 Rent	Approved
		Report on 1H 2023 result of Related Party transaction	Reported

3	2023.11.17	Approval of Related Party transaction	Approved
		Approval of transactions with major shareholders, etc.	Approved
		Approval of goods and services transactions with affiliates	Approved
		Approval of evaluation and risk of Related Party transaction	Approved

4	2023.12.14	Approval of Related Party’s Participation in Paid-in Capital Increase	Approved

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)

	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	4,500	368	92	—
Non-standing Director	1		—	—	—

*	Remuneration limit for the total 7 directors, including 2 inside directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 5% or more of 2022 Total Assets or Revenue in Separate Financial Statement.

					(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	11,836,361	40%	49%
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	1,228,799	4%	5%
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	1,631,975	6%	7%
Sales/Purchase	LG Display Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	2,066,353	7%	9%
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	2,449,392	8%	10%
Sales/Purchase	LG Display Singapore Pte., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	1,142,053	4%	5%
Sales/Purchase	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	2,772,630	9%	11%
Sales/Purchase	LG Display High-Tech (China) Co., Ltd. (Subsidiary)	Jan. 1, 2023 ~ Dec. 31, 2023	2,485,295	8%	10%
Debt Guarantee	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jun. 28, 2022 ~ Jul. 31, 2029	1,870,650	6%	8%

*	Ratio in comparison with total assets or revenue, as applicable, in FY 2022 (Separate)

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2022 Total Assets.

					(KRW Million)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio* (%)	Revenue Ratio*(%)

Debt Guarantee	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jun. 28, 2022 ~ Jul. 31, 2029	1,870,650	6%	8%
Borrowing	LG Electronics Co., Ltd. (Affiliate)	Mar. 30, 2023 ~ Mar. 30, 2026	1,000,000	3%	4%
Capital Increase	LG Electronics Co., Ltd. (Affiliate)	Mar. 13, 2024	494,091	2%	2%

*	Ratio in comparison with total assets or revenue, as applicable, in FY 2022 (Separate)
*

The transaction amount of LG Electronics Co., Ltd.’s participation in the paid-in capital increase set forth above is based on the amount approved under the resolution of the board of directors on December 18, 2023, and the actual amount thereof remains subject to change upon the determination of the definitive subscription price and the subscription ratio of such capital increase. The actual transaction amount is scheduled to be reported at the annual general meeting of shareholders.

III.	Reference Relating to AGM

1.	Matters Relating to the Annual General Meeting

A.	Date and Time: 9:00 A.M., March 22, 2024 (Friday)

B.

Venue: Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer will have the authority to change the venue)

2.	Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2023 Business Report

(3)	Report on Related Party Transactions

(4)	Report on operation of internal accounting management system

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2023

(2)	Amendment to Articles of Incorporation

a.	Matters relating to the exercise of shareholder rights

b.	Matters relating to members of the Audit Committee

c.	Addendum (March 22, 2024)

(3)	Appointment of Inside Director :

a.	Chuldong Jeong

(4)	Appointment of Outside Director for Audit Committee Member :

a.	Doocheol Moon

(5)	Remuneration Limit for Directors in 2024

3.	Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2023

(1)	Business Performance in FY 2023

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2023, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju, TFT-LCD and OLED production facilities in Gumi a research center in Magok. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2023, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2023 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2023	Display Business

Sales	21,331
Gross Profit	345
Operating Profit(Loss)	(2,510)

B.	Major products

We manufacture TFT-LCD and OLED panels, majorly used for televisions, IT and Mobile products.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items	Usage	Major trademark	Sales in 2023 (%)
Display	Product/ Service/ Other Sales	Televisions	Panels for televisions	LG Display	4,332 (20%)
		IT	Panels for notebook computers, monitors and tablets	LG Display	7,853 (37%)
		Mobile, etc.	Panels for smartphones, etc.	LG Display	9,146 (43%)
Total			—	—	21,331 (100%)

(1)	Based on ship-to-party
(2)	Any discrepancies between the total and the sums of the amounts listed are due to rounding

C. Consolidated Financial Statements

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 27	~~W~~	2,257,522	1,824,649
Deposits in banks	4, 27		905,971	1,722,607
Trade accounts and notes receivable, net	5, 15, 27, 30		3,218,093	2,358,914
Other accounts receivable, net	5, 27		126,985	169,426
Other current financial assets	6, 27, 28		168,623	165,355
Inventories	7		2,527,728	2,872,918
Prepaid income taxes			44,505	5,275
Other current assets	5		253,759	324,891

Total current assets			9,503,186	9,444,035
Deposits in banks	4, 27		11	11
Investments in equity accounted investees	8		84,329	109,119
Other non-current financial assets	6, 27, 28		173,626	289,098
Property, plant and equipment, net	9, 18, 28		20,200,332	20,946,933
Intangible assets, net	10, 18		1,773,955	1,752,957
Investment Property	11, 28		32,995	28,269
Deferred tax assets	25		3,562,861	2,645,077
Defined benefits assets, net	13		407,438	447,521
Other non-current assets			20,565	22,999

Total non-current assets			26,256,112	26,241,984

Total assets		~~W~~	35,759,298	35,686,019

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	4,175,064	4,061,684
Current financial liabilities	12, 27, 28, 29		5,262,295	5,489,254
Other accounts payable	27		2,918,903	3,242,929
Accrued expenses			648,949	729,193
Income tax payable			52,237	112,429
Provisions	14		117,676	173,322
Advances received	15, 27		625,838	65,069
Other current liabilities			84,066	87,640

Total current liabilities			13,885,028	13,961,520
Non-current financial liabilities	12, 27, 28, 29, 30		11,439,776	9,622,352
Non-current provisions	14		63,805	86,157
Defined benefit liabilities, net	13		1,559	1,531
Long-term advances received	15, 27		967,050	—
Deferred tax liabilities	25		2,069	4,346
Other non-current liabilities	27		629,467	690,886

Total non-current liabilities			13,103,726	10,405,272

Total liabilities			26,988,754	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			2,676,014	5,359,769
Reserves	16		515,976	479,628

Total equity attributable to owners of the Controlling Company			7,232,182	9,879,589

Non-controlling interests			1,538,362	1,439,638

Total equity			8,770,544	11,319,227

Total liabilities and equity		~~W~~	35,759,298	35,686,019

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022
Revenue	17, 18, 30	~~W~~	21,330,819	26,151,781
Cost of sales	7, 19, 30		(20,985,643)	(25,027,703)

Gross profit			345,176	1,124,078
Selling expenses	19, 20		(575,785)	(895,602)
Administrative expenses	19, 20		(899,902)	(931,117)
Research and development expenses	19		(1,379,653)	(1,382,406)

Operating loss			(2,510,164)	(2,085,047)

Finance income	23		1,122,294	873,059
Finance costs	23		(1,634,534)	(966,363)
Other non-operating income	22		1,472,258	3,185,837
Other non-operating expenses	19, 22		(1,786,234)	(4,446,414)
Equity in income of equity accounted investees, net	8		(3,061)	5,558

Loss before income tax			(3,339,441)	(3,433,370)
Income tax benefit	24		(762,712)	(237,785)

Loss for the year			(2,576,729)	(3,195,585)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		49,817	122,361
Other comprehensive income (loss) from associates	8, 13, 24		170	32

			49,987	122,393
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	24		23,143	(80,963)
Gain on valuation of derivative	16, 24		—	9,227
Other comprehensive loss from associates	8, 24		(2,824)	(9,710)

			20,319	(81,446)

Other comprehensive income (loss) for the year, net of income tax			70,306	40,947

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Loss attributable to:
Owners of the Controlling Company			(2,733,742)	(3,071,565)
Non-controlling interests			157,013	(124,020)

Loss for the year		~~W~~	(2,576,729)	(3,195,585)

Total comprehensive loss attributable to:
Owners of the Controlling Company			(2,647,407)	(3,006,686)
Non-controlling interests			140,984	(147,952)

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Earnings (loss) per share (in won)
Basic loss per share	26	~~W~~	(7,640)	(8,584)
Diluted loss per share	26	~~W~~	(7,640)	(8,584)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive loss for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)						—
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361	—	122,361
Foreign currency translation differences		—	—	—	(57,031)	(57,031)	(23,932)	(80,963)
Other comprehensive income (loss) from associates		—	—	32	(9,710)	(9,678)	—	(9,678)
Gain on valuation of derivative		—	—	—	9,227	9,227	—	9,227

Total other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947

Total comprehensive loss for the year	~~W~~	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	49,817	—	49,817	—	49,817
Foreign currency translation differences		—	—	—	39,172	39,172	(16,029)	23,143
Other comprehensive income (loss) from associates		—	—	170	(2,824)	(2,654)	—	(2,654)

Total other comprehensive income (loss)		—	—	49,987	36,348	86,335	(16,029)	70,306

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,683,755)	36,348	(2,647,407)	140,984	(2,506,423)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(42,260)	(42,260)

Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the year		~~W~~	(2,576,729)	(3,195,585)
Adjustments for:
Income tax benefit	24		(762,712)	(237,785)
Depreciation and amortization	9, 10, 11, 19		4,213,742	4,557,457
Gain on foreign currency translation			(313,378)	(702,144)
Loss on foreign currency translation			241,701	449,980
Expenses related to defined benefit plans	13		149,937	168,260
Gain on disposal of property, plant and equipment			(34,961)	(25,737)
Loss on disposal of property, plant and equipment			102,453	54,432
Impairment loss on property, plant and equipment			60,072	1,260,436
Reversal of impairment loss on property, plant and equipment			(7)	(3,181)
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	193
Impairment loss on intangible assets			54,833	136,372
Reversal of impairment loss on intangible assets			(242)	(1,975)
Impairment loss on investment property			—	7,736
Expense on increase of provisions			101,846	253,075
Finance income			(594,944)	(607,501)
Finance costs			1,162,598	781,205
Equity in income of equity method accounted investees, net	8		3,061	(5,558)
Other income			(7,030)	(1,681)

			4,375,035	6,083,584
Changes in:
Trade accounts and notes receivable			(1,013,938)	1,833,491
Other accounts receivable			32,173	(55,073)
Inventories			336,993	390,672
Lease receivables			7,204	7,684
Other current assets			92,983	435,838
Other non-current assets			1,151	(10,125)
Trade accounts and notes payable			323,548	(282,082)
Other accounts payable			(47,798)	(625,606)
Accrued expenses			(47,088)	(514,500)
Provisions			(179,969)	(259,969)
Advances received			(19,461)	(1,977)
Other current liabilities			(33,367)	(4,188)
Defined benefit liabilities, net			(45,123)	(381,405)
Long-term advances received			1,580,222	—
Other non-current liabilities			33,493	167,868

			1,021,023	700,628
Cash generated from operating activities			2,819,329	3,588,627
Income taxes paid			(290,102)	(153,969)
Interests received			144,402	77,219
Interests paid			(990,881)	(500,857)

Net cash provided by operating activities		~~W~~	1,682,748	3,011,020

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	15,200	4,461
Increase in deposits in banks			(943,166)	(1,769,668)
Proceeds from withdrawal of deposits in banks			1,785,231	756,267
Acquisition of financial assets at fair value through profit or loss			(4,615)	(27,100)
Proceeds from disposal of financial assets at fair value through profit or loss			546	412
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	3,547
Proceeds from disposal of investments in equity accounted investees			—	4,800
Acquisition of property, plant and equipment			(3,482,754	(5,079,279)
Proceeds from disposal of property, plant and equipment			485,659	171,421
Acquisition of intangible assets			(672,076)	(830,583)
Proceeds from disposal of intangible assets			6,328	11,392
Asset-related government grants received			7,417	57,503
Proceeds from settlement of derivatives, net			178,610	49,145
Increase in short-term loans			—	(9,643)
Proceeds from collection of short-term loans			27,411	9,608
Increase in long-term loans			—	(54,033)
Increase in deposits			(3,992)	(2,676)
Decrease in deposits			4,535	6,727
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(2,589,336)	(6,700,169)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			6,729,725	4,487,824
Repayments of short-term borrowings			(7,446,111	(2,565,541)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			4,765,524	4,165,508
Repayments of current portion of long-term borrowings and bonds			(3,059,960)	(4,209,915)
Repayment of lease liabilities			(73,483)	(82,296)
Dividends paid			—	(232,580)
Subsidiaries’ dividends distributed to non-controlling interests			(34,098)	(60,206)

Net cash provided by financing activities			1,350,863	1,946,024

Net increase (decrease) in cash and cash equivalents			444,275	(1,743,125)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash and cash equivalents			(11,402)	26,177

Cash and cash equivalents at December 31		~~W~~	2,257,522	1,824,649

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	TWD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture and sell display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	75
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600
(*)

For the year ended December 31, 2023, the Controlling Company contributed ~~W~~5,839 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

1.	Reporting Entity, Continued

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~92,900 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023				2023
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,872,996	1,826,784	46,212	11,952,787	9,789
LG Display Germany GmbH		315,096	286,596	28,500	1,247,796	2,321
LG Display Japan Co., Ltd.		157,279	145,709	11,570	913,462	3,932
LG Display Taiwan Co., Ltd.		265,810	242,463	23,347	1,697,729	(1,744)
LG Display Nanjing Co., Ltd.		3,731,464	2,986,076	745,388	1,764,307	85,121
LG Display Shanghai Co., Ltd.		334,278	314,805	19,473	797,516	3,822
LG Display Guangzhou Co., Ltd.		3,820,218	3,306,879	513,339	2,144,773	96,945
LG Display Shenzhen Co., Ltd.		97,514	85,518	11,996	453,174	1,735
LG Display Singapore Pte. Ltd.		760,769	741,604	19,165	1,147,311	3,689
L&T Display Technology (Fujian) Limited		309,340	221,293	88,047	960,302	25,079
LG Display Yantai Co., Ltd.		539,791	184,568	355,223	373,916	100,982
Nanumnuri Co., Ltd.		5,606	3,585	2,021	26,110	594
LG Display (China) Co., Ltd.		2,410,130	275,824	2,134,306	1,145,472	108,801
Unified Innovative Technology, LLC		1,093	—	1,093	—	(1,043)
LG Display Guangzhou Trading Co., Ltd.		2,341,100	2,291,500	49,600	457,404	15,016
Global OLED Technology, LLC		40,786	3,576	37,210	3,861	(10,838)
LG Display Vietnam Haiphong Co., Ltd.		5,918,634	4,614,173	1,304,461	2,773,046	159,089
Suzhou Lehui Display Co., Ltd.		284,364	115,169	169,195	414,537	7,739
LG DISPLAY FUND I LLC		82,099	14	82,085	—	(9,332)
LG Display High-Tech (China) Co., Ltd.		6,417,671	3,565,229	2,852,442	2,432,838	374,836

	~~W~~	29,706,038	21,211,365	8,494,673	30,706,341	976,533

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2022				2022
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,240,164	1,204,010	36,154	13,071,380	8,040
LG Display Germany GmbH		390,689	364,332	26,357	1,786,103	7,724
LG Display Japan Co., Ltd.		161,437	153,479	7,958	1,740,626	1,766
LG Display Taiwan Co., Ltd.		286,732	261,987	24,745	2,061,856	3,298
LG Display Nanjing Co., Ltd.		3,090,527	2,019,251	1,071,276	2,004,475	135,412
LG Display Shanghai Co., Ltd.		270,677	254,918	15,759	736,004	2,982
LG Display Guangzhou Co., Ltd.		3,912,242	2,497,036	1,415,206	3,063,485	143,464
LG Display Shenzhen Co., Ltd.		131,443	121,142	10,301	886,333	3,753
LG Display Singapore Pte. Ltd.		855,851	840,675	15,176	1,859,992	5,451
L&T Display Technology (Fujian) Limited		284,586	204,320	80,266	1,358,301	9,897
LG Display Yantai Co., Ltd.		788,047	201,087	586,960	487,990	119,160
Nanumnuri Co., Ltd.		5,088	3,661	1,427	25,507	194
LG Display (China) Co., Ltd.		2,491,887	337,994	2,153,893	1,921,939	133,486
Unified Innovative Technology, LLC		2,094	7	2,087	—	(927)
LG Display Guangzhou Trading Co., Ltd.		1,308,767	1,278,500	30,267	593,539	20,975
Global OLED Technology, LLC		51,884	4,877	47,007	9,268	(7,828)
LG Display Vietnam Haiphong Co., Ltd.		4,911,791	3,781,985	1,129,806	2,672,155	112,167
Suzhou Lehui Display Co., Ltd.		248,701	86,554	162,147	621,616	16,031
LG DISPLAY FUND I LLC		84,106	27	84,079	—	5,487
LG Display High-Tech (China) Co., Ltd.		5,658,548	3,143,290	2,515,258	2,766,043	(561,016)

	~~W~~	26,175,261	16,759,132	9,416,129	37,666,612	159,516

1.	Reporting Entity, Continued

(d)	Information of subsidiaries(before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,908,790	3,796,310
Non-current assets		501,340	2,621,361
Current liabilities		275,264	978,596
Non-current liabilities		560	2,586,633
Net assets		2,134,306	2,852,442
Book value of non-controlling interests		640,322	854,346
Revenue	~~W~~	1,145,472	2,432,838
Profit for the year		108,801	374,836
Profit attributable to non-controlling interests		32,640	112,451
Cash flows from operating activities	~~W~~	426,643	777,354
Cash flows from investing activities		(225,456)	(979,167)
Cash flows from financing activities		(153,664)	365,898
Effect of exchange rate fluctuations on cash held		(972)	(3,571)
Net increase in cash and cash equivalents		46,551	160,514
Cash and cash equivalents at January 1		25,544	153,561
Cash and cash equivalents at December 31		72,095	314,075
Dividends distributed to non-controlling interests	~~W~~	34,098	—

1.	Reporting Entity, Continued

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191
Revenue	~~W~~	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)
Cash flows from operating activities	~~W~~	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase (decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561
Dividends distributed to non-controlling interests	~~W~~	56,056	—

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2024, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2024.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 25)

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(n), 14)

•	Inventories (Note 3(e), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 25)

3.	Material Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

(a)	Changes in Material Accounting Policies

(i)	Global Minimum Tax

The Group has applied the International Tax Reform – Pillar Two Model Rules (Amendments to K-IFRS No. 1012 ‘Corporate Tax’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 24)

(ii)	Material accounting policy information

The Group adopted Disclosure of Accounting Policies (Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Group has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022: Summary of Significant Accounting Policies) accordingly.

(b)	Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(ii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Material Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

3.	Material Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3.	Material Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

3.	Material Accounting Policies, Continued

(l)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Material Accounting Policies, Continued

(m)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

3.	Material Accounting Policies, Continued

(m)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3.	Material Accounting Policies, Continued

(n)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(o)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

3.	Material Accounting Policies, Continued

(p)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Material Accounting Policies, Continued

(p)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(q)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract à② Identifying performance obligations à③ Determining transaction price à④ Allocating the transaction price to performance obligations à⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(r)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

3.	Material Accounting Policies, Continued

(s)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(t)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.	Material Accounting Policies, Continued

(t)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(u)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

(i)	Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements the determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are not subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group has borrowings that are subject to specific covenants. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

3.	Material Accounting Policies, Continued

(v)	Accounting standards issued but not yet effective, Continued

(ii)	Supplier Finance Arrangements (Amendments to K-IFRS 1007 (‘Statement of Cash Flows’) and K-IFRS 1107 (‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group participates in supply chain financing arrangements for which the new disclosures will apply. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)	The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Lease Liability in a Sale and Leaseback (Amendments to K-IFRS No. 1116, ‘Lease’.)

•	Lack of Exchangeability (Amendments to K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.)

D. Separate Financial Statements

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 27	~~W~~	334,502	692,312
Deposits in banks	4, 27		20,000	42,804
Trade accounts and notes receivable, net	5, 15, 27, 30		3,077,901	2,475,920
Other accounts receivable, net	5, 27		95,178	135,116
Other current financial assets	6, 27		163,137	149,479
Inventories	7		1,780,959	1,924,594
Prepaid income tax			1,954	1,092
Other current assets	5		116,851	205,860

Total current assets			5,590,482	5,627,177
Deposits in banks	4, 27		11	11
Investments	8		4,932,063	4,837,704
Other non-current accounts receivable, net	5, 27		13,833	13,364
Other non-current financial assets	6, 27		80,793	190,067
Property, plant and equipment, net	9, 28		13,584,247	14,044,844
Intangible assets, net	10		1,683,029	1,635,181
Investment Property	11, 28		32,995	28,269
Deferred tax assets	25		3,387,504	2,413,563
Defined benefits assets, net	13		407,212	447,521
Other non-current assets			20,243	21,338

Total non-current assets			24,141,930	23,631,862

Total assets		~~W~~	29,732,412	29,259,039

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	8,993,964	8,391,251
Current financial liabilities	12, 27, 28, 29		3,850,822	4,014,046
Other accounts payable	27		2,334,289	2,813,350
Accrued expenses			461,819	558,503
Provisions	14		115,834	172,092
Advances received	15, 27		608,044	28,184
Other current liabilities			57,487	65,585

Total current liabilities			16,422,259	16,043,011
Non-current financial liabilities	12, 27, 28, 29, 30		5,985,874	5,119,695
Non-current provisions	14		63,805	86,157
Long-term advances received	15, 27		967,050	—
Other non-current liabilities	27		611,869	659,737

Total non-current liabilities			7,628,598	5,865,589

Total liabilities			24,050,857	21,908,600

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	17		1,641,363	3,310,247

Total equity			5,681,555	7,350,439

Total liabilities and equity		~~W~~	29,732,412	29,259,039

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022
Revenue	18, 30	~~W~~	19,811,015	24,131,172
Cost of sales	7, 19, 30		(21,446,905)	(24,870,325)

Gross loss			(1,635,890)	(739,153)
Selling expenses	19, 20		(280,262)	(517,397)
Administrative expenses	19, 20		(600,587)	(582,717)
Research and development expenses	19		(1,367,382)	(1,362,196)

Operating loss			(3,884,121)	(3,201,463)

Finance income	23		2,411,597	691,501
Finance costs	23		(877,350)	(572,487)
Other non-operating income	22		995,791	2,266,820
Other non-operating expenses	19, 22		(1,278,031)	(2,598,888)

Loss before income tax			(2,632,114)	(3,414,517)
Income tax benefit	24		(913,413)	(223,130)

Loss for the year			(1,718,701)	(3,191,387)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		49,817	122,361
Items that will be reclassified to profit or loss
Gain on valuation of derivative	24		—	9,227
Other comprehensive income(loss) for the period, net of income tax			49,817	131,588

Total comprehensive loss for the period		~~W~~	(1,668,884)	(3,059,799)

Loss per share (in won)
Basic loss per share	26	~~W~~	(4,803)	(8,919)
Diluted loss per share	26	~~W~~	(4,803)	(8,919)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,191,387)	—	(3,191,387)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361
Gain on valuation of derivative		—	—	—	9,227	9,227

Total other comprehensive income (loss)		—	—	122,361	9,227	131,588

Total comprehensive loss for the period	~~W~~	—	—	(3,069,026)	9,227	(3,059,799)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(232,580)	—	(232,580)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the year
Loss for the year		—	—	(1,718,701)	—	(1,718,701)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	49,817	—	49,817

Total comprehensive loss for the period	~~W~~	—	—	(1,668,884)	—	(1,668,884)

Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the year		~~W~~	(1,718,701)	(3,191,387)
Adjustments for:
Income tax benefit	24		(913,413)	(223,130)
Depreciation and amortization	9, 10, 11, 19		2,328,219	2,376,274
Gain on foreign currency translation			(258,871)	(636,163)
Loss on foreign currency translation			170,190	332,495
Expenses related to defined benefit plans	13		147,537	166,479
Gain on disposal of property, plant and equipment			(33,842)	(27,361)
Loss on disposal of property, plant and equipment			102,297	53,904
Impairment loss on property, plant and equipment			8,521	339,374
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	193
Impairment loss on intangible assets			54,833	92,313
Reversal of impairment loss on intangible assets			(242)	(1,975)
Impairment loss on investment property assets			—	7,736
Expense on increase of provisions			49,787	207,310
Finance income			(2,371,466)	(647,287)
Finance costs			861,067	550,634
Other income			(6,659)	(1,652)

			136,024	2,589,144
Changes in:
Trade accounts and notes receivable			(713,607)	2,328,752
Other accounts receivable			46,739	(85,754)
Inventories			143,635	206,403
Other current assets			97,879	(12,128)
Other non-current assets			(189)	(10,629)
Trade accounts and notes payable			811,210	2,440,822
Other accounts payable			(80,411)	(452,565)
Accrued expenses			(105,247)	(469,540)
Provisions			(128,523)	(213,868)
Advances received			(370)	(1,875)
Other current liabilities			(29,774)	(6,552)
Defined benefit liabilities, net			(42,593)	(379,860)
Long term Advanced Received			1,580,222	—
Other non-current liabilities			33,891	166,893

			1,612,862	3,510,099
Cash generated from operating activities			30,185	2,907,856
Income taxes refunded (paid)			(76,208)	57,834
Interests received			15,400	11,142
Interests paid			(610,152)	(277,378)

Net cash provided (used) by operating activities		~~W~~	(640,775)	2,699,454

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	1,887,196	126,553
Increase in deposits in banks			(20,000)	(42,804)
Proceeds from withdrawal of deposits in banks			42,804	76,914
Acquisition of financial asset at fair value through profit or loss			—	(150)
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	3,547
Acquisition of investments			(98,740)	(33,137)
Proceeds from disposal of investments			—	132,200
Acquisition of property, plant and equipment			(2,145,138)	(3,820,388)
Proceeds from disposal of property, plant and equipment			488,194	181,610
Acquisition of intangible assets			(650,877)	(817,802)
Proceeds from disposal of intangible assets			6,328	11,392
Proceeds from settlement of derivatives, net			178,610	49,145
Proceeds from collection of short-term loans			27,411	9,608
Increase in short-term loans			—	(9,643)
Increase in long-term loans			—	(54,033)
Increase in deposits			(354)	(901)
Decrease in deposits			134	4,125
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(278,102)	(4,186,234)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			5,960,167	3,496,467
Repayments of short-term borrowings			(6,488,262)	(1,550,937)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			2,839,878	1,523,669
Repayments of current portion of long-term borrowings and bonds			(2,212,164)	(2,443,087)
Payment guarantee fee received			7,195	4,945
Payment guarantee fee paid			(2,134)	—
Dividends paid			—	(232,580)
Repayments of lease liabilities			(12,879)	(13,462)

Net cash provided by financing activities			561,067	1,228,245

Net decrease in cash and cash equivalents			(357,810)	(258,535)
Cash and cash equivalents at January 1			692,312	950,847

Cash and cash equivalents at December 31		~~W~~	334,502	692,312

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2023, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 24, 2024, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2024.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 25)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(n), 14)

•	Inventories (Note 3(e), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 25)

3.	Material Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise.

(a)	Changes in Material Accounting policies

i)	Global Minimum Tax

The Company has applied the International Tax Reform – Pillar Two Model Rules (Amendments to K-IFRS No. 1012 ‘Corporate Tax’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 24)

ii)	Material accounting policy information

The Company adopted Disclosure of Accounting Policies (Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Company has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022: Summary of Significant Accounting Policies) accordingly.

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

3.	Material Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss)

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Company is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

3.	Material Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

3.	Material Accounting Policies, Continued

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

3.	Material Accounting Policies, Continued

(k)	Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(l)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s separate financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. In the separate financial statements, in general, investment in each subsidiary is considered to be individual CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Material Accounting Policies, Continued

(m)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Material Accounting Policies, Continued

(m)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Material Accounting Policies, Continued

(m)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(n)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Material Accounting Policies, Continued

(o)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(p)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

3.	Material Accounting Policies, Continued

(p)	Employee Benefits, continued

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

3.	Material Accounting Policies, Continued

(q)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contractà② Identifying performance obligations à③ Determining transaction priceà④ Allocating the transaction price to performance obligations à⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(r)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(s)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

3.	Material Accounting Policies, Continued

(s)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(t)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Material Accounting Policies, Continued

(u)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Company has not early adopted the following new or amended accounting standards in preparing these separate financial statements.

(i)	Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements the determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are not subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Company has borrowings that are subject to specific covenants. The Company is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(ii)	Supplier Finance Arrangements (Amendments to K-IFRS No. 1007 ‘Statement of Cash Flow’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Company participates in supply chain financing arrangements for which the new disclosures will apply. The Company is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)	The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Lease Liability in a Sale and Leaseback (Amendments to K-IFRS No. 1116, ‘Lease’.)

•	Lack of Exchangeability (Amendments to K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.)

For the years ended December 31, 2023 and 2022, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2023		2022
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	3,009,386	6,200,773
Loss for the year		(1,718,701)	(3,191,387)

		1,290,685	3,009,386
Unappropriated retained earnings carried forward to the following year	~~W~~	1,290,685	3,009,386

Expected date of appropriation for the year ended December 31, 2023 is March 22, 2024 and the date of appropriation for the year ended December 31, 2022 is March 21, 2023.

※ Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.fss.or.kr>) On March 8, 2024.

B.	Agenda 2: Amendment to the Articles of Incorporation

•	Reasons for amending the Articles of Incorporation:

a.

To reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3) (Articles 9-2, 10-2, 11, 15-2, 15-3, 43-2).

b.	To remove information regarding the closing of the shareholder registry (Article 12) pursuant to the implementation of the Act on Electronic Registration of Stocks, Bonds, Etc.

c.

To adjust the minimum number of members of the Audit Committee in order to flexibly respond to situations where a prompt appointment of an Audit Committee member is necessary (Article 36-2, Paragraph 2).

d.

To reflect the Ministry of Justice’s authoritative interpretation that, in order for a company to apply the relevant amendment to the Commercial Act that relaxes the quorum requirement when appointing a member of the Audit Committee through electronic voting, the articles of incorporation needs to have been amended beforehand (newly added Article 36-2, Paragraph 6).

2-1.	Matters relating to the exercise of shareholder rights

•	To reflect applicable amendments to the Commercial Act, including with respect to the determination of the record date for dividends

•	To enhance procedures relating to dividends

•	To reflect the implementation of the Act on Electronic Registration of Stocks, Bonds, Etc. with respect to the closing of the shareholder registry

Before Amendment	After Amendment	Purpose of Amendment

Article 9-2. (Number and Characteristics of Preferred Shares)

(5)   Preferred shares may be issued, by a resolution of the Board of Directors at the time of issuance, as convertible to common shares (“convertible preferred shares”). The conversion price shall be determined by the Board of Directors at the time of issuance, and shall not be lower than the par value of the shares nor higher than the issue price of the convertible preferred shares. If a conversion period or a duration of the convertible preferred shares (upon expiration of which convertible preferred shares are automatically converted) is to be set, such period or duration shall be determined by the Board of Directors at the time of issuance, and shall end within one (1) to ten (10) years from the issuance of the convertible preferred shares. With respect to the dividends on the shares issued upon conversion of the convertible preferred shares, the provisions of Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.

Article 9-2. (Number and Characteristics of Preferred Shares)

(5)   Preferred shares may be issued, by a resolution of the Board of Directors at the time of issuance, as convertible to common shares (“convertible preferred shares”). The conversion price shall be determined by the Board of Directors at the time of issuance, and shall not be lower than the par value of the shares nor higher than the issue price of the convertible preferred shares. If a conversion period or a duration of the convertible preferred shares (upon expiration of which convertible preferred shares are automatically converted) is to be set, such period or duration shall be determined by the Board of Directors at the time of issuance, and shall end within one (1) to ten (10) years from the issuance of the convertible preferred shares.

•  To delete the provisions regarding the application of the record date for dividends (Article 11 and Article 43-2 Paragraph 4) in order to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 10-2 (Stock Options)

(6)   With respect to distribution of dividends for shares issued upon the exercise of stock options, Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.

Article 10-2 (Stock Options) (6) (delete)

•  To delete the provisions regarding the application of the record date for dividends (Article 11 and Article 43-2 Paragraph 4) in order to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 11. (Record Date for Dividends on New Shares)

In case the Company issues new shares through rights issues, bonus issues or stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of annual dividends for such new shares.

Article 11. (Equal Dividend)

The Company shall distribute dividends equally on the same classes of shares issued (including converted shares) as of the date of distribution, regardless of the date of issuance.

•  To delete the requirement to set the record date for dividends on new shares as the end of the preceding fiscal year and amend the provision to reflect equal distribution of dividends on the same classes of shares regardless of the record date for dividends and date of issuance of new shares, in order to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 12. (Suspension of Alteration of Register of Shareholders and Record Date)

(1) The Company shall suspend entry of any alterations into its register of shareholders with respect to shareholders’ rights from January 1 to January 15 of each year.

(2) The Company shall allow the shareholders who are registered in its register of shareholders as of December 31 of each year, to exercise their rights at an ordinary General Meeting of Shareholders held concerning the relevant fiscal year.

(3) When convening an extraordinary General Meeting of Shareholders or in any other necessary cases, in order to determine the person who shall exercise the right as shareholder, the Company may suspend entry of any alteration in the register of shareholders for a period not exceeding three (3) months as determined by a resolution of the Board of Directors or it may deem any shareholder whose name appears in the register of shareholders on a specified date, as determined by a resolution of the Board of Directors, to be the shareholder who shall be entitled to exercise such rights. The Company should give public notice thereof two weeks in advance.

Article 12. (Record Date)

(1) The Company shall allow the shareholders who are registered in its register of shareholders as of December 31 of each year, to exercise their rights at an ordinary General Meeting of Shareholders held concerning the relevant fiscal year.

(2) When convening an extraordinary General Meeting of Shareholders or in any other necessary cases, in order to determine the person who shall exercise the right as shareholder, the Company may deem any shareholder whose name appears in the register of shareholders on a specified date, as determined by a resolution of the Board of Directors, to be the shareholder who shall be entitled to exercise such rights. The Company should give public notice thereof two (2) weeks prior to the date specified by a resolution of the Board of Directors.

•  To delete Paragraph (1) as procedures relating to the closing of the shareholder registry became unnecessary pursuant to the adoption of the Act on Electronic Registration of Stocks, Bonds, Etc.

•  Paragraph (2) has been re-numbered.

•  Paragraph (3) has been re-numbered and the discussion regarding the closing of the shareholder registry has been deleted.

Article 15-2. (Issuance of Convertible Bonds) (5) With respect to the dividends on the shares to be issued upon conversion, Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.	Article 15-2. (Issuance of Convertible Bonds) (5) In case of conversion into shares, the Company shall only pay interest on the interest accrued and payable prior to the conversion.

•  To delete the provisions regarding the application of the record date for dividends (Article 11 and Article 43-2 Paragraph 4) in order to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 15-3. (Issuance of Bonds with Warrants)

(5) With respect to the dividends on the shares to be issued upon exercise of warrant, Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.

Article 15-3. (Issuance of Bonds with Warrants) (5) (delete)

•  To delete the provisions regarding the application of the record date for dividends (Article 11 and Article 43-2 Paragraph 4) in order to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 43. (Dividends) (3) Dividends in Paragraph (1) above shall be paid to the shareholders or pledgees registered in the shareholders registry of the Company as of the end of each fiscal year.

Article 43. (Dividends)

(3) The Board of Directors may set a specific date to confirm the shareholders who will receive the dividends in Paragraph (1) above, and in such case, the Board of Directors shall notify the set date two (2) weeks prior to the set date.

•  To permit the record date for dividends to be set as a date that may be determined through a resolution by the Board of Directors to reflect an amendment to the Commercial Act, which removed the previous requirement that the record date for dividends on new shares must be set as the last day of the preceding fiscal year (Commercial Act Article 350, Paragraph 3).

Article 43-2. (Interim Dividends)

(4) If the Company has issued new shares (including those shares issued by way of conversion of reserves into capital stock, stock dividends, request of conversion of convertible bonds or exercise of warrants) prior to the date set forth in Paragraph (1) above, but after the commencement date of the fiscal year concerned, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year concerned for the purpose of interim dividends.

Article 43-2. (Interim Dividends) (4) (delete)

•  To delete the provision regarding the record date for interim dividends in line with the amendment regarding equal distribution of dividends on the same classes of shares regardless of the record date for dividends and date of issuance of new shares.

2-2.	Matters relating to members of the Audit Committee

•	To adjust the minimum number of members of the Audit Committee

•	To reflect the relaxed quorum requirements for appointing members of the Audit Committee through electronic voting

Before Amendment	After Amendment	Purpose of Amendment
Article 36-2. (Composition of Audit Committee) (2) The Audit Committee shall consist of four (4) outside Directors. (3) ~ (5) (omit) (6) (newly establish)

Article 36-2. (Composition of Audit Committee)

(2) The Audit Committee shall consist of at least three (3) outside Directors.

(3) ~ (5) (same as current)

(6) The members of the Audit Committee shall be appointed by the affirmative vote of the majority of shareholders present at the meeting; provided, that, such votes shall represent at least one fourth (1/4) of total number of issued and outstanding shares of the Company. However, in case the shareholders are allowed to exercise its voting rights through electronical means in accordance with Article 368-4(1) of the Commercial Code, the appointment of the members of the Audit Committee may be resolved by the affirmative vote of the majority of shareholders present at the meeting.

•  To amend Paragraph (2) to adjust the minimum number of members of the Audit Committee in order to flexibly respond to situations where a prompt appointment of an Audit Committee member is necessary.

•  To newly establish Paragraph (6) in order to reflect the Ministry of Justice’s authoritative interpretation that, in order for a company to apply the relevant amendment to the Commercial Act that relaxes the quorum requirement when appointing a member of the Audit Committee through electronic voting, the articles of incorporation needs to have been amended beforehand.

2-3.	Addendum (March 22, 2024)

Before Amendment	After Amendment	Purpose of Amendment
(newly establish)	Addendum (March 22, 2024) These Articles of Incorporation shall be effective from March 22, 2024.	• To specify the effective date of the amended Articles of Incorporation.

C.	Agenda 3: Appointment of Inside Director

•	The following 1 candidate was proposed to be newly appointed as an inside director.

3-0.	Name: Chuldong Jeong (Inside Director)

1)	Date of birth: May, 1961

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly appointed

6)	Main experience

•	CEO, President of LG Innotek (2018~2023)

•	Head of I&E Materials Business Unit of LG Chemical (2016~2018)

•	CPO of LG Display (2011~2016)

•	Head of Production Technology Center of LG Display (2010~2011)

•	Head of Production Technology Center of LG.Philips LCD (2006~2009)

•	Head of Production Technology Division of LG.Philips LCD (2004~2006)

•	Team leader of LG Semicon Co., Ltd. (1984~1999)

7)	Present position: CEO, President of LG Display (2023~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Chuldong Jeong has served as the CEO of LG Innotek and Head of I&E Materials Business Unit of LG Chemical. In particular, he is highly familiar with the Company’s internal affairs and well-versed in the display industry through his role as CPO and head of Production Technology center of LG Display from 2004 to 2016, and thus, he is expected to make positive contributions to the Company.

D.	Agenda 4: Appointment of Outside Director for Audit Committee Member

•	The following 1 candidate was proposed to be reappointed as an outside director for audit committee member.

4-0.	Name: Doocheol Moon (Outside Director for Audit Committee Member)

1)	Date of birth: November 1967

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Reappointed

6)	Main experience

•	Committee Member, Cooperative Benefit Sharing System, Korea Foundation for Cooperation of Large & Small Business, Rural Affairs (2019~)

•	Member, Inclusive Growth of Public Institutions Evaluation Committee, Korea Commission for Corporate Partnership (2018~2020)

•	Director/Vice President/Auditor, Korean Association of Small Business Studies (2017~)

•	Head, Center for International Studies, Yonsei University (2017~)

•	Member, Public Institution Management Evaluation Committee, Ministry of Economy and Finance (2018~2020)

•	Vice-president, The Korean Association for Government Accounting (2017)

•	Executive Director/Chairman of Financial Accounting Division/Chairman of Future Education Committee, Korean Accounting Association (2010, 2014, 2018)

•	Member, Editorial Board of Korean Accounting Review, Korean Accounting Association (2016~2018)

•	Member, Editorial Board of Korean Accounting Review, Korean Accounting Association (2011~2013)

•	Associate Professor/Assistant Professor, State University of New York at Old Westbury (2001~2007)

7)	Present position: Professor, School of Business, Yonsei University (2007~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Doocheol Moon is an expert in the research fields of accounting and auditing, corporate governance, business ethics, corporate social responsibility and public institutions, and he is expected to make positive contributions in relation to ESG (Environmental, Social and Governance) matters, which have become a key area of focus for business management. As an expert in accounting and finance matters with a wide array of experience, he is reappointed as he is expected to make positive contributions to the Company’s development by advising on the Company’s business generally as well as by utilizing his expertise in financial accounting.

E.	Agenda 5: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2024 is for all 7 directors including 4 outside directors.

•

The proposed director compensation limit for 2024 submitted for approval is KRW 4.0 billion, which amount was set in consideration of external environmental factors and the Company’s projected business performance and represents a decrease of KRW 0.5 billion from the limit of KRW 4.5 billion for 2023. The actual compensation paid to directors, which must be within the limit approved at the applicable annual general meeting of shareholders, is made based on a comprehensive review of quantitative metrics, including the Company’s financial performance, as well as qualitative metrics, including evaluations of the Company’s certain core initiatives and the achievement status of certain medium-to long-term objectives in preparation of the Company’s future.

Category	FY2023	FY2024
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 4.5 billion	KRW 4.0 billion

IV.	Matters Relating to the Solicitor of Proxy

1.	Matters Relating to the Solicitor of Proxy

A.	Name of Solicitor: LG Display Co., Ltd.

B.	Number of LG Display Shares Held by Solicitor: None

C.	The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (Common stock)	37.90%
Hoyoung Jeong	Director	15,000 (Common stock)	0.00%
Total	—	135,640,000 (Common stock)	37.91%

2.	Matters Relating to the Proxy

Name of Agents for the Proxy	Seunghyun Lee	Jungseob Oh

Number of Shares Held by Agents as of 2023 End	—	—

Relationship with LGD	Employee	Employee

3.	Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding shares of LGD common stock as of 2023 End

4.	Others

•	The Period of Proxy Instruction: From Mar. 12, 2024 to Mar. 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 7, 2024	By: /s/ Suk Heo
(Signature)
Name: Suk Heo
Title: Director / Head of IR Division